UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

mPhase Technologies Inc.
(Name of issuer)

COMMON STOCK, $.01 VALUE
(Title of class of securities)

62472C 10 2
(CUSIP number)

Martin Smiley mPhase Technologies Inc. 587 Connecticut Avenue Norwalk, CT 06854 (203) 838-2741
(Name, address and telephone number of person authorized to receive notices and communications)

September 30, 2008
(Date of event, which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 62472C 10 2	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MARTIN SMILEY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
38,231,198 shares inclusive of options and warrants to purchase 22,245,559 shares of common stock.

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
38,231,198 shares inclusive of options and warrants to purchase 22,245,559 shares of common stock.

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,231,198 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
[-]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 62472C 10 2	13D	Page 3 of 5 Pages

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.

Security and Issuer.

This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, $.01 value of mPhase Technologies Inc. (the "Issuer"), whose principal executive offices are located at 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566. Such class of securities is hereinafter referred to as "Common Stock."

Item 2.

Identity and Background.

Items 2(a), 2(b), 2(c) This Statement is filed by Martin Smiley. Mr. Smiley is a Director and the Executive Vice President, General Counsel and Chief Financial Officer of the Issuer. The principal place of business for mPhase Technologies Inc. is 587 Connecticut Avenue, Norwalk, Connecticut 06854-0566.

2(d), 2(e) During the past five years, Mr. Smiley has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f) Mr. Smiley is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration.

N/A

Item 4.

Purpose of Transaction.

Mr. Smiley acquired 10,000,000 newly issued restricted shares of common stock and a 5 year option to purchase an additional 18,000,000 shares of common stock at a price of $.05 per share pursuant to a grant awarded by the Board of Directors of the Company.

Item 5.

Interest in Securities of the Issuer.

(a) and (b) Mr. Smiley beneficially owns an aggregate of 38,231,198 shares of Common Stock.. Mr. Smiley has the sole power to vote or direct the vote and to dispose or direct the disposition of those shares directly and beneficially owned thereby. Mr. Smiley beneficially owns directly 38,231,198 shares of Common Stock, inclusive of warrants/options, representing in the aggregate 7% of the total outstanding shares of the Common Stock.

CUSIP No. 62472C 10 2	13D	Page 4 of 5 Pages

5(c) During the past 60 days Mr. Smiley purchased 25,000 shares of common stock in the open market at a price of $.039 per share that occurred on September 25, 2008.

5(d) No person other than Mr. Smiley is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

Item 5(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The 10,000,000 newly issued shares of common stock may not be sold prior to the earlier of two years or after 20 consecutive days in which the stock closes at a price of $.30 per share or higher.

Item 7.

Materials to be Filed as Exhibits.

None.

CUSIP No. 62472C 10 2	13D	Page 5 of 5 Pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2008	By: /s/ Martin Smiley Martin Smiley